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SECURI 04017488 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILL & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 BROADWAY, SUITE 810
(No. and Street)

DENVER (City) COLORADO (State) 80203 (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TED M. GILL 303-296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

50 S. STEELE ST., SUITE 505 (Address) DENVER (City) COLORADO (State) 80209 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TOM CLADIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILL & ASSOCIATES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY

Title

MARY C. SARNO NOTARY PUBLIC STATE OF COLORADO MY COMMISSION EXPIRES July 23, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL AND ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

GILL AND ASSOCIATES, INC.

CONTENTS

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Gill and Associates, Inc. (a Subchapter S corporation) as of December 31, 2003 and 2002, and the related statements of operations, cash flows, and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gill and Associates, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman + Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 12, 2004

50 South Steele Street, Suite 505 • Denver, Colorado 80209 • (303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

GILL AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
Cash	$ 721,683	$ 319,757
Cash segregated under federal and other regulations	-	101
Cash deposits with clearing organizations	50,016	50,898
Commissions receivable	17,513	26,244
Accrued asset sale and consulting agreement income	130,977	91,429
Prepaid expenses	4,052	5,912
Employee advances	-	500
Marketable securities owned, at market value	-	355,496
Property and equipment, at cost, net of accumulated depreciation	26,285	42,253
Refundable deposits	1,860	1,860
TOTAL ASSETS	$ 952,386	$ 894,450

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION (CONTINUED)

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2003	December 31, 2002
LIABILITIES		
Accounts payable and other liabilities	$ 145,797	$ 34,981
Payroll taxes payable	9,682	13,430
TOTAL LIABILITIES	155,479	48,411
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common Stock, no par value: authorized 400,000 shares; issued and outstanding 48,000 shares	4,500	4,500
Additional paid-in capital	440,342	440,342
Retained earnings	352,065	401,197
TOTAL STOCKHOLDER'S EQUITY	796,907	846,039
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 952,386	$ 894,450

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003	2002
INCOME		
Commissions	$ 919,437	$ 722,505
Investment advisory fees	18,017	16,561
Asset sale agreement revenue	455,901	282,156
Interest and dividends	9,360	3,594
Investment gains (losses)	124,981	(235,106)
Gain on sale of property and equipment	7,866	5,800
Other income	1,460	-
TOTAL INCOME	1,537,022	795,510
EXPENSES		
Clearing fees	37,355	30,657
Salaries - officer/stockholder	140,000	222,000
Salaries - other	353,846	245,156
Employee benefits	36,259	28,829
Payroll taxes	30,310	24,760
Rent	23,568	22,238
Telephone	8,989	9,460
Contract labor	174,584	9,355
Office expense	6,872	11,096
Dues and subscriptions	6,777	3,626
Insurance	5,006	7,012
Postage	1,026	(238)
Travel and entertainment	22,685	18,214
Taxes and licenses	244	115
Professional fees	10,303	6,834
Advertising and promotion	1,158	2,419
Contributions	1,440	1,300
Depreciation	15,802	8,143
Interest	-	172
Miscellaneous expenses	148	2,062
Repairs and maintenance	1,846	7,868
TOTAL EXPENSES	878,218	661,078
NET INCOME	$ 658,804	$ 134,432

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 658,804	$ 134,432
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,802	8,143
Investments distributed to stockholder at fair market value	(23,187)	-
Gain on disposal of property and equipment	(7,866)	(5,800)
Asset sale agreement revenue	(455,901)	(282,156)
(Increase) decrease in assets:		
Deposits with clearing organizations	882	(274)
Accounts receivable	(30,817)	(35,655)
Prepaid expenses	1,860	(1,860)
Employee advances	500	13,100
Marketable securities owned	355,496	228,941
Refundable deposits	-	2,901
Increase (decrease) in liabilities:		
Accounts payable	110,816	8,124
Payroll taxes payable	(3,748)	749
Securities sold, not yet purchased	-	(7,940)
NET CASH PROVIDED BY OPERATING ACTIVITIES	622,641	62,705
CASH FLOWS FROM INVESTING ACTIVITIES:		
Asset sale agreement income	455,901	282,156
Proceeds from sale of property and equipment	10,300	5,800
Purchase of property and equipment	(2,268)	(38,319)
NET CASH PROVIDED BY INVESTING ACTIVITIES	463,933	249,637
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder	(684,749)	(197,628)
NET CASH USED BY FINANCING ACTIVITIES	(684,749)	(197,628)

GILL AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31, 2003	2002
INCREASE IN CASH AND CASH EQUIVALENTS	401,825	114,714
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	319,858	205,144
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 721,683	$ 319,858
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Investments distributed to stock-holder at fair market value	$ 23,187	$ -

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Additional	
	No. of Shares	Amount	Paid-In Capital	Retained Earnings
BALANCES, December 31, 2001	48,000	$ 4,500	$ 440,342	$ 464,393
Cash dividends paid to stockholder	-	-	-	(197,628)
Net income for the year	-	-	-	134,432
BALANCES, December 31, 2002	48,000	4,500	440,342	401,197
Cash dividends paid to stockholder	-	-	-	(684,749)
Investments distributed to stockholder at fair market value	-	-	-	(23,187)
Net income for the year	-	-	-	658,804
BALANCES, December 31, 2003	48,000	$ 4,500	$ 440,342	$ 352,065

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Gill and Associates, Inc. was incorporated as a broker/dealer under the laws of the State of Colorado on August 31, 1983, and currently is conducting business in Colorado primarily in the stock and bond markets. The Company clears its own bond transactions, and operates under clearing agreements with other broker/dealers for other trades. The Company also provides investment advisory services.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Concentration of Credit Risk:

At December 31, 2003 and 2002, the Company had bank deposits of $543,971 and $142,497, respectively, in excess of Federally insured limits. Other financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits with the Company's clearing broker and investments in obligations of the U.S. government, mutual funds, corporate bonds and notes and option contracts. The Company places its investments with high quality institutions and obligations of the U.S. government and, by policy, limits the amount of credit exposure to any one entity.

Regulatory Provisions:

Effective October 27, 2003, the Company received approval to operate pursuant to the (k)(2)(ii) exemption from the Securities and Exchange Commission Rule 15c3-3. Accordingly, the Company is no longer required to make the periodic computation for determination of reserve requirement and information relating to the possession and control requirements under Rule 15c3-3. Prior to October 27, 2003, the Company was a fully computing firm subject to all provisions of Rule 15c3-3 of the Securities and Exchange Commission. Cash of $101 as of December 31, 2002, was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Deposit:

The Company maintains a cash deposit with its clearing broker/dealers, which is a requirement of the clearing agreements.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $631,892 and $416,764, respectively, which was $531,892 and $166,764 in excess of its required net capital of $100,000 and $250,000. The Company's aggregate indebtedness to net capital was 0.25 to 1 and 0.12 to 1 at December 31, 2003 and 2002.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with initial maturities generally of three months or less. Cash deposits with clearing organization are not included in cash and cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives, which range from five to seven years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2003 and 2002, and as of December 31, 2003 and 2002, the Company had no liabilities subordinated to the claims of general creditors.

Fair Values of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, accounts receivable, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification:

Certain amounts for the year ended December 31, 2002 have been reclassified to conform with the December 31, 2003 presentation.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

Net income per the financial statements differs from taxable income reported in the tax returns because the financial statements include both realized and unrealized gains and losses on investments, whereas the tax returns report only realized gains and losses. No tax liability is reported on the financial statements because the Company has elected to be taxed as an S corporation effective January 1, 1987. Accordingly, earnings and losses are included in the personal return of the stockholder.

NOTE 2: CASH FLOW INFORMATION

Payments for interest and income taxes were:

	December 31, 2003	December 31, 2002
Interest	$ -	$ 172
Income taxes	$ -	$ -

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT

The Company had a contract to provide investment advisory and administrative services to the Colorado Surplus Asset Fund Trust (CSAFE). On October 13, 2000, the Company terminated its contract with CSAFE and sold its CSAFE investment advisor and administrator related assets, including goodwill, customer lists, records and equipment to Kirkpatrick, Pettis, Smith, Polian Inc. (Purchaser). The sales contract provided for the Company to receive an initial $100,000 and a percentage of CSAFE related gross revenues, net of defined operating expenditures, on a quarterly basis, beginning November 1, 2000, and ending December 31, 2010. The percentage decreases from 100% to 50% over the term of the agreement. The sales contract also calls for the Company's stockholder to provide ongoing advisory services.

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT (CONTINUED)

The Company earned $455,901 of asset sale agreement revenue and $5,000 of advisory fees under the contract during 2003, which accounted for 30% of the Company's total income. During 2002, the company earned $282,156 of asset sale agreement revenue and $6,000 of advisory fees under the contract, which accounted for 36% of the Company's total income. Effective January 1, 2004, the Company assigned all of its rights and obligations under the agreement to another entity controlled by the Company's stockholder. The assignment was made in anticipation of the sale of the Company's stock, as discussed in Note 8.

NOTE 4: MARKETABLE SECURITIES OWNED

Marketable securities are stated at market value. Differences between the cost or sales price and the market value of securities are included in income in the accompanying financial statements. No marketable securities were owned by the Company at December 31, 2003. Market values of securities owned as of December 31, 2002 were as follows:

Obligations of U.S. government	$ 6,048
Corporate stocks and mutual funds	349,448
	$ 355,496

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2003 and 2002:

	December 31, 2003	December 31, 2002
Furniture and equipment	$ 39,565	$ 37,298
Automobiles	73,335	94,464
	112,900	131,762
Less accumulated depreciation	86,615	89,509
Net property and equipment	$ 26,285	$ 42,253

NOTE 6: COMMITMENTS

The Company occupies a facility under an operating lease, which expires on January 31, 2007. The lease requires no lease payments for the first three months, and scheduled periodic rent increases over the remaining term of the lease agreement. Total monthly rent payments required under the lease agreement are charged to expense on the straight-line method over the term of the lease. The Company recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease. The lease does not contain an option for renewal, but does provide for month to month tenancy after expiration of the lease term. Both landlord and tenant have options for early termination of the lease if certain conditions are met and termination fees are paid. Future minimum rental payments under the lease are as follows:

Year Ended December 31,	Amount
2004	$ 22,788
2005	25,896
2006	27,026
2007	2,260
Total minimum lease payments	$ 77,970

Total rent charged to operations was $23,568 and $22,238, net of 2002 sublease income of $800, during 2003 and 2002, respectively.

NOTE 7: RETIREMENT PLAN

The Company adopted a "Savings Incentive Match Plan for Employees" (SIMPLE Plan), effective January 1, 1997, which covers all full-time employees. Eligible employees may make annual elective contributions of up to $8,000 of compensation to the plan. The Company contributes matching contributions equal to the employee's elective contributions up to a limit of 3% of the employee's compensation for the calendar year. Employees are immediately 100% vested in all elective and Company contributions. Company contributions to the plan for the years ended December 31, 2003 and 2002 were $6,409 and $8,905, respectively.

Note 8: SUBSEQUENT EVENT

Pending regulatory approval, the Company's stockholder (Seller) signed a stock purchase agreement on January 7, 2004 to sell 47,900 shares of his stock to OBW, Inc., a Colorado corporation (Buyer). The shares constitute all but 100 shares of the issued and outstanding common stock of the Company, which will be retained by Seller. In anticipation of the sale, Seller has received distributions of $674,025 of cash and $29,000 (estimated fair market value) of automobiles from the Company since December 31, 2003. In addition, effective January 1, 2004, the Company assigned all of its rights and obligations under the CSAFE asset sale and consulting agreement (see Note 3) to another entity controlled by Seller.

GILL AND ASSOCIATES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	December 31, 2003	December 31, 2002
Total stockholder's equity qualified for net capital	$ 796,907	$ 846,039
Deductions of non-allowable assets:		
Investments held without required PAIB Agreement	-	267,194
Property and equipment	26,285	42,253
Prepaid expenses	4,052	5,912
Receivables	132,818	93,362
Refundable deposits	1,860	1,860
Employee advances	-	500
	165,015	411,081
Net capital before haircuts on securities positions	631,892	434,958
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
U.S. obligations	-	252
State and municipal obligations	-	-
Corporate obligations	-	8,722
Other securities	-	9,220
Options	-	-
	-	18,194
NET CAPITAL	$ 631,892	$ 416,764
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ 155,479	$ 48,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 250,000
Excess net capital at 1500%	$ 531,892	$ 166,764
Excess net capital at 1000%	$ 616,344	$ 411,923
Ratio of aggregate indebtedness to net capital	0.25 to 1	0.12 to 1

GILL AND ASSOCIATES, INC.

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA and Part II of Form X-17A-5 as of December 31, 2003 and 2002, respectively)		
Net capital, as reported in Part IIA and Part II of the Company's unaudited FOCUS report as of December 31, 2003 and 2002, respectively	$ 722,296	$ 423,329
Net audit adjustments	(92,264)	(53,148)
Difference in computation of non-allowable assets	1,860	483
Difference in computation of haircuts	-	46,100
Net capital per above	$ 631,892	$ 416,764
Aggregate indebtedness, as reported in Part IIA and Part II of the Company's unaudited FOCUS report as of December 31, 2003 and 2002, respectively	$ 65,076	$ 41,846
Net audit adjustments	90,403	6,565
Aggregate indebtedness per above	$ 155,479	$ 48,411

GILL AND ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Effective October 27, 2003, the Company began operating pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2003.

		December 31, 2002
CREDIT BALANCES		
Free credit balances and other credit balances in customer's security accounts	$	-
DEBIT BALANCES		-
RESERVE COMPUTATION		
Excess of total credits over total debits	$	-
105% of total credits over total debits	$	-
Amount held on deposit in Reserve Bank Account		101
Excess of amount held on deposit in Reserve	$	101
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002)		
Excess as reported in Company's Part II FOCUS report	$	101
Differences		-
Excess per above	$	101

GILL AND ASSOCIATES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003 and 2002

Effective October 27, 2003, the Company began operating pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2003.

As of December 31, 2002, the Company did not hold any securities required to be in possession or control that had not been reduced to possession or control in the proper time frame because properly issued segregation instructions were not acted upon or segregation instructions were not issued.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Gill and Associates, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Gill and Associates, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company no longer carries security accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

50 South Steele Street, Suite 505 • Denver, Colorado 80209 • (303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 12, 2004